Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

[redacted]

05010178

25 July 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Wash[redacted]D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

25 July 2005

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Lottery systems and support services in China

Background

On 14 June 2005, Tabcorp Holdings Limited made an announcement that its wholly-owned subsidiary Tabcorp International Pty Limited ("TI") had entered into a joint venture arrangement for the purpose of providing systems and support services to the lottery market in the People's Republic of China ("PRC"). The vehicle for this joint venture arrangement is Tabcorp International Hong Kong Limited ("TIHK"), a company incorporated in the British Virgin Islands.

TI's partner, China LotSynergy Limited, is a wholly-owned subsidiary of World Metal Holdings Limited ("World Metals"), an entity based in Hong Kong and listed on the Growth Enterprise Market. World Metal Holdings Limited is a subsidiary of Burwill Holdings Limited ("Burwill"), which is listed on the Hong Kong Stock Exchange.

Burwill and World Metals have a very strong understanding of the Chinese market.

Tabcorp International's Shareholding in TIHK

TI's shareholding in TIHK is 67%. TI will contribute 67% of the capital to the terminal expenditure (see below) and other equipment.

Technical Cooperation Agreement

TIHK has now entered into a Technical Cooperation Agreement ("TCA") with Beijing Lottery Online Technology Co., Ltd. ("CLO"), an entity based in the PRC.

CLO is partly owned by the Ministry of Welfare and is exclusively licensed to operate and run lottery products on the newly centralised, nationwide CWLC Instant Lottery Sales System.

The TCA is subject to a number of conditions precedent, including approval of the TCA by the appropriate regulatory bodies in the PRC. The CWLC, which is part of the Ministry of Welfare, has provided a Letter of Comfort in relation to such regulatory approval.

The TCA provides a framework for TIHK to provide software, equipment (including terminals) and technical services to CLO for a 10-year term and provides for CLO to commercialise Keno in the PRC.

There is opportunity for further Cooperation Products to be commercialised subsequently under the framework of the TCA.

Projected Revenue - Keno

Tabcorp anticipates that CLO will commence roll out of the Keno terminals in the third quarter of the 2006 Financial Year.

Revenue for TIHK is derived from a fee based on a percentage of CLO's gross Keno turnover. This revenue will be driven by the number of terminals operated by CLO and the revenue per terminal. Whilst details of the terminal roll out have yet to be finalised, CLO expects to roll out at least 60,000 Keno terminals in the first 5 years of the TCA for Keno. It is intended that TIHK will supply but not maintain the terminals.

Based on the expected terminal roll out timetable for Keno, revenue for TIHK in the first year is projected to be approximately A$2.5 million, rising to approximately A$100 million per annum from year 5 onwards.

TI's revenue will be derived from its share of profits from TIHK as well as various fees for the provision of intellectual property and technical services, charged separately to TIHK. Based on the above terminal roll out, TI's total earnings from TIHK for year 5 is anticipated to be approximately A$50 million.

The total capital expenditure of TIHK for Keno over the first 5 years of the TCA is forecast to be approximately A$150 million.

Conclusion

This is the first time that a foreign company has been invited to participate at a nationwide level in the PRC lottery market, and is seen by Tabcorp as a very important first step in its previously announced program to expand into international markets.